UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

31 |March 2010

Commission File No. 001-32846

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:   'Blocklisting Interim Review'

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris
.

Date:
31st March 2010

Name of applicant :		CRH plc
Name of scheme:		1990 Share Option Scheme (95/4438d)
Period of return:	From:	30.09.09	To:	31.03.10
Balance of unallotted securities under scheme(s) from previous return:		7,941,745
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		7,941,745

Name of contact:	Neil Colgan
Telephone number of contact:	00 353 1 6344340

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris
.

Date:
31st March 2010

Name of applicant :		CRH plc
Name of scheme:		1990 U.K. Share Option Scheme (95/4438e)
Period of return:	From:	30.09.09	To:	31.03.10
Balance of unallotted securities under scheme(s) from previous return:		155,026
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		155,026

Name of contact:	Neil Colgan
Telephone number of contact:	00 353 1 6344340

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris
.

Date:
31st March 2010

Name of applicant :		CRH plc
Name of scheme:		2000 Share Option Scheme (RA/CRHplc/00024)
Period of return:	From:	30.09.09	To:	31.03.10
Balance of unallotted securities under scheme(s) from previous return:		17,628,586
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		17,628,586

Name of contact:	Neil Colgan
Telephone number of contact:	00 353 1 6344340

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris
.

Date:
31st March 2010

Name of applicant :		CRH plc
Name of scheme:		2000 Share Option Scheme (United Kingdom) (RA/CRHplc/00023)
Period of return:	From:	30.09.09	To:	31.03.10
Balance of unallotted securities under scheme(s) from previous return:		610,474
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		610,474

Name of contact:	Neil Colgan
Telephone number of contact:	00 353 1 6344340

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris
.

Date:
31st March 2010

Name of applicant :		CRH plc
Name of scheme:		2000 Saving Related Share Option Scheme (Republic of Ireland) (RA/CRHplc/00024)
Period of return:	From:	30.09.09	To:	31.03.10
Balance of unallotted securities under scheme(s) from previous return:		325,317
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		325,317

Name of contact:	Neil Colgan
Telephone number of contact:	00 353 1 6344340

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris
.

Date:
                      31st March 2010

Name of applicant :		CRH plc
Name of scheme:		2000 Saving Related Share Option Scheme (United Kingdom) (RA/CRHplc/00020)
Period of return:	From:	30.09.09	To:	31.03.10
Balance of unallotted securities under scheme(s) from previous return:		103,532
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		103,532

Name of contact:	Neil Colgan
Telephone number of contact:	00 353 1 6344340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date       31 March 2010

                                                                                                                                                                                                                                                                     By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director